Filed pursuant to Rule 433

Registration Statement No. 333-190198

Relating to Preliminary Prospectus Supplement dated

September 10, 2013

FINAL TERMS AND CONDITIONS AS OF SEPTEMBER 11, 2013 OF

ECOPETROL S.A. 4.250% NOTES DUE 2018,

ECOPETROL S.A. 5.875% NOTES DUE 2023 AND

ECOPETROL S.A. 7.375% NOTES DUE 2043

ISSUER:	Ecopetrol S.A.

SECURITY:	4.250% Notes Due 2018	5.875% Notes Due 2023	7.375% Notes Due 2043

RANKING:	Senior, unsecured and unsubordinated obligations of the Issuer, ranking pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations that constitute its External Indebtedness (as defined in the prospectus).

PRINCIPAL AMOUNT:	$350,000,000	$1,300,000,000	$850,000,000

MATURITY:	September 18, 2018	September 18, 2023	September 18, 2043

ISSUE PRICE:	99.559%	99.033%	99.474%

INTEREST PAYMENT DATES:	March 18 and September 18, commencing on March 18, 2014	March 18 and September 18, commencing on March 18, 2014	March 18 and September 18, commencing on March 18, 2014

COUPON RATE:	4.250%	5.875%	7.375%

BENCHMARK TREASURY:	UST 1.500% due August 31, 2018	UST 2.500% due August 15, 2023	UST 2.875% due May 15, 2043

BENCHMARK TREASURY SPOT AND YIELD:	98-26.25, 1.749%	96-03.50, 2.955%	81-25.00, 3.919%

SPREAD TO BENCHMARK TREASURY:	UST+260 bps	UST+305 bps	UST+350 bps

YIELD:	4.349%	6.005%	7.419%

PRICING DATE:	September 11, 2013

MAKE-WHOLE CALL:	40 basis points	45 basis points	50 basis points

EXPECTED SETTLEMENT DATE:	September 18, 2013, T+5

NET PROCEEDS BEFORE EXPENSES:	$347,406,500	$1,283,529,000	$842,979,000

RATINGS:	Moodys: Baa2 S&P: BBB Fitch: BBB-	Moodys: Baa2 S&P: BBB Fitch: BBB-	Moodys: Baa2 S&P: BBB Fitch: BBB-

CUSIP/ISIN:	CUSIP: 279158 AD1 ISIN: US279158AD13	CUSIP: 279158 AC3 ISIN: US279158AC30	CUSIP: 279158 AE9 ISIN: US279158AE95

CLEARING:	DTC

JOINT BOOK-RUNNING MANAGERS:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

MINIMUM DENOMINATION:	$1,000 and integral multiples of $1,000 in excess thereof

GOVERNING LAW:	New York

FORMAT:	Registered

DAY COUNT:	360/30

OPTIONAL REDEMPTION PROVISIONS:	At any time or from time to time, in whole or in part, at the Issuer’s option at a make-whole premium based on Treasury Rate plus 40 basis points.	At any time or from time to time, in whole or in part, at the Issuer’s option at a make-whole premium based on Treasury Rate plus 45 basis points.	At any time or from time to time, in whole or in part, at the Issuer’s option at a make-whole premium based on Treasury Rate plus 50 basis points.

WITHHOLDING TAX REDEMPTION PROVISIONS:	At any time at the Issuer’s option if the Issuer becomes obligated to pay additional amounts under the 2018 notes, in whole but not in part, at par.	At any time at the Issuer’s option if the Issuer becomes obligated to pay additional amounts under the 2023 notes, in whole but not in part, at par.	At any time at the Issuer’s option if the Issuer becomes obligated to pay additional amounts under the 2043 notes, in whole but not in part, at par.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering, including the Issuer’s current report on Form 6-K filed with the SEC on September 11, 2013 and accessible via the following link http://www.sec.gov/Archives/edgar/data/1444406/000114420413050112/v354820_6k.htm. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649.